RECEIVED

2006 JAN -3 P 2:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

20 December 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA



06010024

PROCESSED

JAN 05 2006

THOMSON FINANCIAL

SUPPL

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

1 DECEMBER TO 20 DECEMBER 2005

190 14/12/2005 : 11:56:00 Smiths Group PLC - Director/PDMR shareholding

Regulatory Announcement

Go to market news section



Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	11:56 14-Dec-05
Number	6535V

smiths

14 DECEMBER 2005

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii): INTERESTS OF DIRECTOR
3. Name of *person discharging managerial responsibilities/director*.
   ALAN MATTHEW THOMSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   HOLDING OF THE DIRECTOR NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 25p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
   ALAN MATTHEW THOMSON
8. State the nature of the transaction:
   i) EXERCISE OF OPTION UNDER THE SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME BY DIRECTOR
   ii) MARKET SALE OF SHARES BY DIRECTOR
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
   EXERCISE OF OPTION OVER 20,569 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage):
    0.004%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
    MARKET SALE OF 20,569 SHARES BY DIRECTOR
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage):
    0.004%
13. Price per *share* or value of transaction:
    i) 632p PER SHARE OPTION EXERCISE PRICE
    ii) 990.9247p PER SHARE FOR MARKET SALE
14. Date and place of transaction: 14 DECEMBER 2005 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):

131,899 SHARES = 0.023%

16. Date issuer informed of transaction 14 DECEMBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant: N/A
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: GUY NORRIS - 020 8457 8326

Name of duly authorised officer of *issuer* responsible for making notification: GUY NORRIS
Date of notification 14 DECEMBER 2005

END

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